SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act Of 1934

CLOUGH GLOBAL EQUITY FUND
(Name of Subject Company (Issuer))

CLOUGH GLOBAL EQUITY FUND
 (Name of Filing Person (Issuer))

COMMON SHARES OF BENEFICIAL INTEREST, NO PAR VALUE PER SHARE
(Title of Class of Securities)

18914C100
(CUSIP Number of Class of Securities)

Karen Gilomen, Secretary
Clough Global Equity Fund
1290 Broadway, Suite 1100
Denver, CO 80203
Telephone:  720-917-0785
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Miriam Gross, Esq. Clough Capital Partners L.P. One Post Office Square, 39th Floor Boston, MA 02109 Telephone: 617-204-3400	Clifford J. Alexander, Esq. K&L Gates LLP 1601 K Street, NW Washington, DC 20006 Telephone: 202-778-9068

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$93,475,799.82 (a)	$11,637.74 (b)

(a)	Calculated as the aggregate maximum purchase price to be paid for 6,615,414 shares in the offer, based upon a price of 98.5% of the net asset value per share of $14.35 on October 6, 2017.
(b)	Calculated at $124.50 per $1,000,000 of the Transaction Valuation.

[ ]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  [  ]

Items 1 through 9 and Item 11.

This Tender Offer Statement on Schedule TO is filed by Clough Global Equity Fund (NYSE American: GLQ), a Delaware statutory trust (the “Fund”).  This Schedule TO relates to the Fund’s offer to purchase for cash up to 37.5% of its outstanding common shares of beneficial interest, no par value per share (the “Common Shares”), upon the terms and subject to the conditions set forth in the Fund’s Offer to Purchase dated October 13, 2017 and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (the “Offer”).  The Offer will expire at 5:00 p.m., New York City time, on November 10, 2017, unless extended by the Fund in its sole discretion (the “Expiration Date”).  The price to be paid for the Common Shares is an amount per share, net to the seller in cash, equal to 98.5% of the net asset value per share (“NAV”) in U.S. dollars as determined by the Fund as of the close of regular trading on the New York Stock Exchange on the next day the Fund’s NAV is calculated after the Expiration Date.  The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

Item 12. Exhibits.

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase dated October 13, 2017.
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Letter to Shareholders.
(a)(1)(vii)	Notice of Withdrawal.
(a)(5)	Press Release issued by the Fund dated October 13, 2017.
(e)(1)	Standstill Agreement between Clough Global Equity Fund and Saba Capital Management, L.P.
(e)(2)	Standstill Agreement between Clough Global Equity Fund and Bulldog Investors, LLC

Item 13.

Not applicable.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Clough Global Equity Fund

By:	/s/ Edmund J. Burke
Name:	Edmund J. Burke
Title:	President

Dated as of:	October 13, 2017

Exhibit Index

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase dated October 13, 2017.
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Letter to Shareholders.
(a)(1)(vii)	Notice of Withdrawal.
(a)(5)	Press Release issued by the Fund dated October 13, 2017.
(e)(1)	Standstill Agreement between Clough Global Equity Fund and Saba Capital Management, L.P.
(e)(2)	Standstill Agreement between Clough Global Equity Fund and Bulldog Investors, LLC